UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of July 2005

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

              If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, July 29th, 2005

RELEASE

In connection with the agreement signed in December 2000, EDF and Veolia Environnement are currently engaged in discussions on future changes in their industrial and commercial partnership and the shareholders’ agreement related to their respective shareholdings in Dalkia.

In accordance with this partnership agreement, EDF has a call option allowing it to increase its shareholding in Dalkia up to 50%, subject to a certain number of conditions being met. The terms and conditions of this option were clarified on 19 April 2005 in an amendment agreement.

In this context, EDF has exercised on 28 July 2005, as a precautionary measure, the call option that was granted to it until 31 July 2005.

However, this option will be deemed to have been definitively exercised, if and when the parties enter into a formal agreement relating to, inter alia, the reorganisation of their relations arising from their industrial and commercial agreement and of their rights and obligations under the shareholders’ agreement, including the rules of corporate governance.

If no agreement were to be reached on 30 September 2005 at the latest, the option would automatically expire and would be of no further force and effect; the original partnership would not be affected in any other respect.

Important Disclaimer.

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to the ability of Veolia Environnement to complete its divestiture transactions as a result of customary conditions precedent and closing adjustments, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 630 371 27 49

Press release also available on our web site: http//veoliaenvironnement-finance.com

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2005

VEOLIA ENVIRONNEMENT

By:	/s/ Jérôme Contamine___________
Name: Jérôme Contamine
Title: Senior Executive Vice President and Chief Financial
Officer